File No. ______________



                       SECURITIES AND EXCHANGE COMMISSION



                                Washington, D.C.



                                    FORM U-57



                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the



             Public Utility Holding Company Act of 1935, as amended





                 BEWAG Electricity - III Trust (Statutory Trust)



                        (Name of foreign utility company)



                 BEWAG Electricity - III Trust (Statutory Trust)

                            (Name of filing company)





ITEM 1



       Foreign utility status is claimed by BEWAG Electricity - III Trust (Statutory Trust), a Connecticut statutory trust established on September 26, 2001 pursuant to a trust agreement (the "Trust Agreement") between State Street Bank and Trust Company of

Connecticut, National Association (the "Trustee") and Fleet National Bank , a national banking association organized under the laws of the United States.

       BEWAG Electricity - III Trust (Statutory Trust), is to be the grantee (pursuant to a grant) and lessor (pursuant to a lease) of certain electrical transmission and distribution assets, consisting of, among other things, 110/20 kV high voltage substations and switchyards, 110 kV high voltage lines, medium voltage lines and medium voltage switching stations, transformer stations and distribution transformers, located in the province of Burgenland, Austria (such assets collectively, the "System").

       The business address of BEWAG Electricity - III Trust (Statutory Trust) is:

                c/o State Street Bank and Trust Company of Connecticut, National Association
                Goodwin Square
                225 Asylum Street
                Hartford, CT 06103
                Attention: Corporate Trust Department

ITEM 2
------
                Not applicable.

EXHIBIT A
---------
                Not applicable.



                                     By:  /s/ Philip Kane
                                        ----------------------------------------
                                        Trustee
                                        BEWAG Electricity - III Trust (Statutory
                                        Trust)


Date:  November 7, 2001








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